Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP DRILLING INTERCEPTS 1.9 METRES GRADING 15 GRAMS PER TONNE GOLD AT THE NEW DCG MINE, YING MINING DISTRICT, CHINA

VANCOUVER, BRITISH COLUMBIA – July 20, 2020 - Silvercorp Metals Inc. ("Silvercorp" or the “Company”) is pleased to report that its first underground drill hole at the DCG Mine in the Ying Mining District, Henan Province, China intercepted a 1.90 metre (“m”) interval grading 15.0 grams per tonne (g/t) gold (“Au”).

In 2006, Silvercorp acquired the DCG exploration permit, which is adjacent to the north of the TLP Mine. It covers an area of 19.77 km2. A series of drill programs between 2006 and 2011 of 25 drill holes comprised of 9,026 m focused on obvious lead-zinc veins. A maiden resource estimate that complies with Chinese government requirements, but not NI 43-101, was completed in 2014, and Silvercorp successfully converted the exploration permit to a mining permit in 2015. Information regarding the DCG Mine, including a resource estimate, will be contained in the upcoming NI 43-101 update for the Ying Mining District planned to be released this quarter, currently being prepared by the Company with assistance from AMC Mining Consultants (Canada) Ltd.

In late 2018, the Company decided to develop the DCG Mine and bring it into production. At present, 1,670 m of a 4.2 m wide by 3.8 m high access ramp has been developed and the remaining 95 m should be completed by mid-August 2020, which will allow for mining late this year.

In addition, a 1,756 m transportation ramp is also under development from the TLP Mine camp area to enable ore haulage. So far, 447 m has been completed, with the remaining 1,309 m expected to be completed by the end of April 2021.

Despite the mapping of extensive gold soil geochemical anomalies at the DCG Mine area by the previous owner in 2003, the 2020 underground drill program at the DCG Mine of 8,000 m in 22 holes, like the previous drilling, was focused on extending the previously-identified lead-zinc veins. Three holes have been completed and assay results have been received for one hole.

Previously, only very select intervals with obvious lead-zinc mineralization alteration were sampled for the drill holes from the Ying Mining District. Recently, as potential gold mineralization was identified at the nearby LMW, LME and TLP Mines, the Company has decided to sample the full length of the drill core. As a result, hole ZK03AC702 intercepted a 1.02 m interval from 259.01 to 260.03 m grading 1.5 g/t Au and a 1.90 m interval from 406.86 to 408.76 m grading 15.0 g/t Au (Table 1), with native gold grains observed to be associated with strong silicification, and fine pyrite-ankerite veinlets occurring near the foot wall contact of a diabase dyke with the host Archean gneisses. The gold-bearing diabase contact appears perpendicular to the drill hole orientation, and therefore the 1.90 m interval is believed to be close to true width. The Company was able to make this discovery of gold mineralization only by sampling the full length of the drill core. The extension of this gold discovery will now be the focus of the 2020 drilling program.

Table 1: Initial assay results from the DCG Mine 2020 drill program
Year	Hole ID	From	To	Elevation	Interval	Ag	Pb	Zn	Au	Cu
		(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)
2020	ZK03AC702	259.01	260.03	761.21	1.02	1	0.01	0.01	1.50	0.04
		406.86	408.76	687.29	1.90	1	0.03	0.04	15.00	0.01

Table 2 below lists the assay results of select mineralized drill hole intercepts obtained between 2006 and 2011.

Table 2: Select drill results at the DCG Mine between 2006 and 2011
Year	Hole ID	From	To	Elevation	Interval	True thickness	Ag	Pb	Zn	Au	Cu	Vein
		(m)	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)
2006	ZK5002	5.48	5.73	852.67	0.25	0.18	135	8.73	4.12	0.73	0.00	C9_1
2007	ZK501	239.50	239.90	750.96	0.40	0.26	10	3.63	0.10	0.16	0.02	C8
2007	ZK901	29.38	30.23	987.39	0.85	0.54	115	0.71	0.00	0.09	0.02	C8-1
2007	ZK002	100.90	101.62	847.02	0.72	0.48	16	7.35	0.00	0.04	0.04	C8-1
2007	ZK002	170.70	170.94	778.26	0.24	0.17	22	10.54	0.00	0.03	0.00	C8
2007	ZK002	245.60	246.20	704.6	0.60	0.35	9	7.25	0.00	0.02	0.02	C8-2
2007	ZK102	246.28	246.83	703.67	0.55	0.31	167	0.74	0.05	0.34	0.02	C8
2010	ZK4001	202.76	202.88	790.29	0.12	0.10	241	33.63	2.48	2.50	0.30	C4E
2010	ZK4002	201.28	201.67	756.55	0.39	0.25	27	5.46	0.10	0.00	0.06	C4
2010	ZK4002	234.69	235.90	725.28	1.21	0.78	12	3.89	0.41	0.05	0.01	C4E
2010	ZK4042	60.82	61.12	838.57	0.30	0.21	163	8.43	5.19	3.00	0.21	C4
2010	ZK4042	214.38	214.74	690.62	0.36	0.29	19	4.89	0.04	0.13	0.00	C4E
2010	ZK4031	234.16	234.75	835.29	0.59	0.53	90	18.02	0.17	0.01	0.03	C4E
2010	ZK4032	225.86	226.66	791.84	0.80	0.55	116	1.29	0.07	0.63	0.05	C4
2011	ZK4071	135.21	135.57	838.44	0.36	0.33	52	10.54	0.14	0.00	0.00	C4E
2011	ZK4051	138.28	139.02	869.23	0.74	0.60	17	4.27	0.09	0.00	0.04	C4E
2011	ZK4052	106.94	107.44	866.65	0.50	0.32	771	0.40	0.08	0.12	0.29	C4
2011	ZK4053	403.88	404.41	610.4	0.53	0.43	80	9.21	0.07	0.85	0.00	C4E
2011	ZK16001	236.34	237.94	767.94	1.60	1.42	132	0.20	0.70	0.02	0.05	W16

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security-sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China. Both labs are ISO9000 certified analytical labs. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2020 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.